United States securities and exchange commission logo





                             December 16, 2021

       Jose Luis Cordova
       Chief Executive Officer
       Astrea Acquisition Corp.
       55 Ocean Lane Drive, Apt. 3021
       Key Biscayne, FL 33149

                                                        Re: Astrea Acquisition
Corp.
                                                            Amendment No. 2 to
Preliminary Proxy Statement on Schedule 14A
                                                            Filed December 1,
2021
                                                            File No. 001-39996

       Dear Mr. Cordova:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A

       Our Industry and Market Opportunity, page 97

   1. We note your disclosure that business travel overall remains at depressed levels as compared to
pre-pandemic levels. You further disclose that as "vaccination rates and ease of movement increase,
and more offices reopen, a boost to domestic business travel may be seen by the last
quarter of 2021." Please tell us what consideration you have given to updating your
disclosures to describe your impact from the COVID-19 pandemic in light of your business
operations.
       Unaudited Pro Forma Condensed Combined Financial Information
       Notes to Unaudited Pro Forma Condensed Combined Financial Information
       Note 1. Description of Business Combinations, page 156

   2. Your response to prior comment 2 states that Astrea, as managing member, will have the power to direct the
activities that most significantly impact the economic performance of
 Jose Luis Cordova
Astrea Acquisition Corp.
December 16, 2021
Page 2
         HotelPlanner.com. Please provide additional information for this statement, along with information regarding the roles and responsibilities of senior management and the board of directors. In addition, tell us whether Astrea's equity interests in HotelPlanner.com are required to be held to retain the power to make the decisions that most significantly impact the economic performance of HotelPlanner.com.
Note 4. Transaction Accounting Adjustments, page 168

3. Expand your disclosure for adjustment (b) Purchase Price Allocation to provide additional detail regarding how you determined the fair value of the contingent consideration for earn out units.
4. Revise your disclosure for adjustment (g) regarding Equity Adjustments for the non-
         controlling interest to include footnotes 1 through 6.
General

5. We note that you have restated previous financial statements issued as at February 8, 2021 and for the quarters ended March 30, 2021 and June 30, 2021 for the matters as described in the amended filing. Tell us how you considered the requirement to file an Item 4-02
         Form 8-K for the restatements. Refer to the instructions to Form 8-K.
6. We note your response to prior comment 6 and reissue it in part. Please revise your organizational diagram at page 9 to include an interim redemption scenario.
7. We note that you filed additional solicitation materials on December 13, 2021 to reflect an interview transcript involving Mr. Tim Hentschel, Co-Founder & Chief Executive Officer
       of HotelPlanner.com. Revise to reconcile the disclosure in your Background of the
       Business Combination section suggesting that discussions among the parties commenced
FirstName LastNameJose Luis Cordova
       after the closing of Astrea's initial public offering in February 2021 with certain
Comapany    NameAstrea
       statements         Acquisition
                   in the interview     Corp. suggesting that Hotelplanner.com
commenced
                                     transcript
       discussions
December   16, 2021with
                     PageAstrea
                           2     in January 2021.
FirstName LastName
 Jose Luis Cordova
FirstName  LastNameJose
Astrea Acquisition Corp. Luis Cordova
Comapany16,
December   NameAstrea
               2021     Acquisition Corp.
December
Page 3     16, 2021 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Kimberly Calder,
Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at (202)
551-8749 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:      Jeffrey M. Gallant, Esq.